Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: July 19, 2004	No. 26/04

IAMGOLD SPECIAL COMMITTEE CONTINUES
TO PURSUE ALTERNATIVES
TO MAXIMIZE SHAREHOLDER VALUE

Toronto, Ontario: July 19, 2004 — IAMGOLD Corporation announced today that its Special Committee of independent directors and the Committee’s financial adviser, RBC Capital Markets (“RBC”), are continuing the process of pursuing alternatives to maximize value for IAMGOLD’s shareholders.

IAMGOLD recently adopted a short-term shareholder rights plan (the “Plan”) on July 12th to provide adequate time for the Special Committee and RBC to conduct the value maximizing process. The Plan will expire automatically on August 15, 2004, which is only two weeks after the unsolicited, non-negotiated take-over bid (the “GSR Bid”) made by Golden Star Resources Ltd. (“GSR”) is currently set to expire.

Late last week, GSR announced that it has asked the Ontario Securities Commission (the “OSC”) to set aside the Plan. IAMGOLD will vigorously defend the Plan at any OSC hearing that may be called to hear GSR’s application.

Prior to the defeat of the shareholder vote on the Wheaton transaction, IAMGOLD could not solicit other strategic alternatives as the agreement with Wheaton prohibited such activity. Shortly after the shareholder meeting, the Special Committee was convened to discuss the best method to ensure the interests of shareholders were protected and their value maximized. Accordingly, IAMGOLD had very little time to ensure shareholders best interests were served. Sufficient time is required to ensure it is the best alternative available to shareholders.

RBC has issued fairness opinions to the effect that the consideration offered under the GSR Bid is inadequate, from a financial point of view, to IAMGOLD’s shareholders. IAMGOLD’s Board of Directors, based on the RBC opinions and the recommendations of the Special Committee, has recommended that IAMGOLD shareholders reject the GSR Bid and not tender their shares.

IAMGOLD has advised Golden Star it will provide confidential information under terms to be agreed upon. GSR already has significant confidential information and had ample time to review such information. The other parties who have recently come forward as a result of the announcement of the value maximization process are just now getting a similar level of information as Golden Star. Golden Star has stated on numerous occasions that only two days are required to complete their due diligence. If this is, in effect, true, IAMGOLD believes there is more than sufficient time between now and August 15 for GSR to complete their due diligence on a “timely basis”.

Based on the closing prices of IAMGOLD’s common shares and GSR’s common shares on the Toronto Stock Exchange on Friday, July 16, 2004, the GSR Bid was valued at no more than $7.63 for each IAMGOLD share, representing a discount of $0.85 per share from the $8.48 closing price of the IAMGOLD shares.

GSR has recently reduced it minimum tender condition under the GSR Bid from 66 2/3% to 50.1% of the outstanding common shares of IAMGOLD. If less than 66 2/3% of the IAMGOLD common shares are tendered to the GSR Bid, GSR will no longer be able to guarantee that a combination of the two companies will be completed. As a result, it may not be possible for GSR to use IAMGOLD's cash to fund its development plans, or to realize its anticipated synergies. Additionally, the previously expected tax treatment for U.S. shareholders may not be available.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.